MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2023

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2023 Second Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three and six months ended June 30, 2023 which are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting", and audited consolidated financial statements of the Company as at and for the year ended December 31, 2022, as some disclosures from the annual consolidated financial statements have been condensed or omitted. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains reference to certain non-GAAP measures, as explained below under "Non-GAAP Measures" and also contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of August 2, 2023 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver and gold production in North America, pursuing the exploration and development of its existing mineral properties and acquiring new assets. The Company owns three producing mines in Mexico consisting of the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. The Company also owns the Jerritt Canyon Gold Mine in Nevada, USA which has been placed on temporary suspension as of March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. In addition, the Company owns three mines currently in care and maintenance in Mexico: the San Martin Silver Mine, the Del Toro Silver Mine, and the La Parrilla Silver Mine as well as several exploration projects. As at June 30, 2023, the La Parrilla Silver Mine remains classified as an asset held-for-sale.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 3

2023 SECOND QUARTER HIGHLIGHTS

Key Performance Metrics	2023-Q2	2023-Q1	Change Q2 vs Q1	2022-Q2	Change Q2 vs Q2	2023-YTD	2022-YTD	Change
Operational
Ore Processed / Tonnes Milled	733,170	845,868	(13%)	903,791	(19%)	1,579,038	1,780,909	(11%)
Silver Ounces Produced	2,633,411	2,543,059	4%	2,775,928	(5%)	5,176,470	5,389,255	(4%)
Gold Ounces Produced	45,022	60,594	(26%)	59,391	(24%)	105,616	118,282	(11%)
Silver Equivalent Ounces Produced	6,320,971	7,627,105	(17%)	7,705,935	(18%)	13,948,076	14,927,937	(7%)
Cash Costs per Silver Equivalent Ounce (1)	$15.58	$15.16	3%	$14.12	10%	$15.35	$14.52	6%
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$21.52	$20.90	3%	$19.91	8%	$21.17	$20.38	4%
Total Production Cost per Tonne(1)	$128.21	$130.71	(2%)	$114.55	12%	$129.55	$116.50	11%
Average Realized Silver Price per Silver Equivalent Ounce (1)	$24.95	$21.98	14%	$23.93	4%	$23.32	$23.82	(2%)

Financial (in $millions)
Revenues	$146.7	$157.0	(7%)	$159.4	(8%)	$303.6	$316.3	(4%)
Mine Operating Earnings (Loss)	$1.1	($6.4)	118%	$11.6	(91%)	($5.3)	$26.7	(120%)
Net Loss	($17.5)	($100.7)	83%	($84.1)	79%	($118.2)	($76.8)	(54%)
Operating Cash Flows before Non-Cash Working Capital and Taxes	$26.9	$21.9	23%	$33.0	(18%)	$48.7	$68.3	(29%)
Cash and Cash Equivalents	$160.2	$104.8	53%	$117.7	36%	$160.2	$117.7	36%
Working Capital (1)	$237.2	$184.6	28%	$199.8	19%	$237.2	$199.8	19%
Free Cash Flow (1)	$7.4	($26.7)	128%	($37.5)	120%	($19.3)	($77.9)	75%

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.06)	($0.37)	84%	($0.32)	81%	($0.43)	($0.29)	(45%)
Adjusted EPS (1)	($0.02)	$0.00	(100%)	($0.02)	0%	($0.02)	($0.05)	64%
NM - Not meaningful

(1)The Company reports non-GAAP measures which include cash costs per silver equivalent ounce produced, cash costs per gold ounce produced, all-in sustaining cost per silver equivalent ounce produced, all-in sustaining cost per gold ounce produced, total production cost per tonne, average realized silver price per silver equivalent ounce sold, average realized gold price per ounce sold, working capital, adjusted EPS and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 37 to 46 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Second Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon (1)	Consolidated
Ore Processed / Tonnes Milled	227,065	213,878	260,986	31,240	733,170
Silver Ounces Produced	1,690,831	142,037	800,543	—	2,633,411
Gold Ounces Produced	20,509	20,073	76	4,364	45,022
Silver Equivalent Ounces Produced	3,372,418	1,788,596	806,789	353,168	6,320,971
Cash Costs per Silver Equivalent Ounce	$12.07	$14.45	$16.90	$51.66	$15.58
All-in Sustaining Cost per Silver Equivalent Ounce	$15.89	$18.00	$19.83	$51.96	$21.52
Cash Cost per Gold Ounce	N/A	N/A	N/A	$4,181	N/A
All-In Sustaining Costs per Gold Ounce	N/A	N/A	N/A	$4,205	N/A
Total Production Cost per Tonne	$173.62	$109.88	$49.91	$577.83	$128.21
(1) Jerritt Canyon production during the second quarter comprised of processing most of its remaining ore stockpiles and work-in-process ("WIP") inventory throughout April and May. Refer to Jerritt Canyon operational highlights for further details.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 4

Operational Highlights

•Higher Q2 Silver Production from Mexican Operations: The Company's Mexican operations produced over 2.6 million ounces of silver and 40,658 gold ounces, or approximately 6.0 million silver equivalent ("AgEq") ounces in the quarter. Silver production increased 4% over the prior quarter primarily due to higher tonnes processed at San Dimas and slightly higher silver grades and recoveries at Santa Elena. Gold production in Mexico decreased 8% as lower gold grades were processed at Santa Elena.
•Santa Elena’s Dual-Circuit Plant Achieves Record Quarterly Recovery Rates: Metallurgical recoveries of Ermitaño’s ore achieved record quarterly rates as a result of strong operational performance of the recently commissioned dual-circuit plant. Gold and silver recoveries averaged 94% and 52%, respectively, in the second quarter.

•Safety: In Q2 2023, the consolidated Total Reportable Incident Frequency Rate ("TRIFR") was 1.07 and the Lost Time Incident Frequency Rate (LTIFR) was 0.36.
•Cash Cost per AgEq Ounce for the quarter was $15.58 per ounce, compared to $15.16 per ounce in the previous quarter. The increase in cash costs per AgEq ounce was primarily attributable to lower production at Jerritt Canyon which was temporarily suspended as well as a strong Mexican Peso against the U.S. dollar which averaged 5% higher compared to the previous quarter.
Excluding Jerritt Canyon, cash costs for the three Mexican operations were $13.44 per AgEq ounce compared to $11.85 per AgEq ounce in the previous quarter. There was a decrease in AgEq production at Santa Elena and La Encantada due to processing lower grade gold at Santa Elena and lower throughput rates and water availability at La Encantada resulting from drought conditions in the area during the quarter, which was partially offset by an increase in AgEq production at San Dimas. The Company has implemented a series of cost saving initiatives in an effort to help offset the strong Peso’s impact, which include lowering production costs, capital spending, care and maintenance holding costs, G&A costs, while also increasing silver and gold production. In the second half of 2023, the Company expects cash costs to decrease and be within the range of $12.23 to $12.89 per AgEq ounce.
•All-in Sustaining Cost ("AISC") per AgEq Ounce in the second quarter was $21.52 per ounce compared to $20.90 per ounce in the previous quarter. The increase in AISC per AgEq ounce was primarily attributed to the stronger Mexican Peso resulting in higher cash costs along with an increase in worker participation costs during the quarter. In the second half of 2023, the Company anticipates AISC to be within a range of $17.69 to $18.92 per AgEq ounce following the temporary suspension of Jerritt Canyon which had significantly higher AISC.
•19 Drill Rigs Active: The Company completed a total of 42,285 metres of drilling across all sites in the second quarter, representing a 15% increase over the prior quarter. Throughout the quarter, up to 19 drill rigs were active consisting of eight rigs at San Dimas, six rigs at Santa Elena, two rigs at La Encantada, and three rigs at Jerritt Canyon. Please refer to the Company's press release dated July 18, 2023, where the Company reported high-grade exploration results at the San Dimas, Santa Elena and the Jerritt Canyon mines.
Financial Highlights

•In the second quarter, the Company generated revenues of $146.7 million compared to $159.4 million in the second quarter of 2022. There was a 12% decrease in the total number of payable AgEq ounces sold due to the suspension of production at Jerritt Canyon, offset by higher payable AgEq ounces sold at San Dimas. The decrease in payable AgEq ounces sold was also offset by a 4% increase in the average realized silver price, which was $24.95 per ounce during the quarter, compared to $23.93 per ounce in the second quarter of 2022.
•The Company realized mine operating earnings of $1.1 million compared to mine operating earnings of $11.6 million in the second quarter of 2022. The decrease in mine operating earnings was primarily attributed to a stronger Mexican Peso against the U.S. dollar which has increased production costs. As of July 2023, the Peso reached a new seven-year high compared to the U.S. dollar. The Company continues to implement cost saving programs and review efficiency improvement opportunities to offset this foreign exchange impact.
•Net loss for the quarter was $17.5 million (EPS of ($0.06)) compared to net loss of $84.1 million (EPS of ($0.32)) in the second quarter of 2022. During the quarter, the Company incurred one-time standby costs at Jerritt Canyon in the amount of $8.4 million, compared to $5.1 million in the previous quarter.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 5

•Adjusted net earnings (a non-GAAP measure)1 for the quarter, normalized for non-cash or non-recurring items such as impairment of non-current assets, write-downs on mineral inventory, standby costs, share-based payments, and unrealized gains on marketable securities for the quarter ended June 30, 2023, was ($5.5) million (Adjusted EPS of ($0.02)) compared to an adjusted net earnings of ($5.7) million (Adjusted EPS of ($0.02)) in the second quarter of 2022.
•Operating cash flow before movements in working capital and taxes in the quarter was $26.9 million compared to $33.0 million in the second quarter of 2022.
•As of June 30, 2023, the Company had a cash and restricted cash balance of $306.2 million consisting of $160.2 million of cash and cash equivalents and $146.0 million of restricted cash. The Company also had working capital of $237.2 million.
•On June 29, 2023, the Company entered into an agreement to amend its senior secured revolving credit facility by extending the maturity date from March 21, 2025 to June 29, 2026 and increasing the credit limit from $100.0 million to $175.0 million.

1 This measure does not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate this measure may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 37 to 46 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 6

2023 PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management’s revised production outlook and cost guidance for 2023. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this MD&A. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

The Company is revising its full year 2023 guidance to reflect changes due to production variances including improved milling efficiencies at Santa Elena’s dual-circuit plant, improved silver and gold grades from the Ermitaño mine, the exclusion of gold production at Jerritt Canyon as a result of the previously announced temporary suspension, as well as incorporating changes to metal price assumptions, foreign exchange rates, and production impacts from the first half of 2023. Details of the changes and their expected impacts are presented below:

1.Higher production in the second half of 2023 expected at Santa Elena due to strong recovery performance of the dual-circuit plant and processing higher silver and gold grades from the Ermitaño mine. Total production is expected to increase to between 4.7 to 5.2 million AgEq ounces in the second half of 2023, or 27% higher based on the guidance midpoint compared to the first half of 2023.
2.As a result of the previously announced temporary suspension at Jerritt Canyon, the Company has assumed there will be no production from Jerritt Canyon in the second half of 2023.
3.Increased silver and gold price assumptions in the second half of 2023 to $23.50/oz and $1,950/oz, respectively, which reduces the silver to gold ratio to 83:1.
4.As a result of the continued strength of the Mexican Peso, the Company is now assuming a 17:1 (MXN:USD) ratio in the second half of 2023 compared to the original guidance of 20:1.

As a result of these adjustments, the Company's estimate for 2023 full year silver production has increased slightly to an estimated range of 10.5 to 11.2 million ounces compared to prior guidance of 10.0 to 11.1 million ounces. Additionally, 2023 gold production is now estimated to range between 190,000 to 201,000 ounces compared to the prior guidance of 277,000 to 310,000 ounces. As a result, total 2023 production is estimated to range between 26.2 to 27.8 million AgEq ounces compared to the prior guidance of 33.2 to 37.1 million AgEq ounces.

The Company is also providing guidance below on a mine-by-mine basis for the second half of 2023.

GUIDANCE FOR SECOND HALF 2023

	Silver Oz (M)	Gold Oz (k)	Silver Eqv Oz (M)	Cash Cost	AISC

Silver:				($ per AgEq oz)	($ per AgEq oz)
San Dimas, Mexico	3.1 – 3.5	38 – 42	6.3 – 7.0	11.03 – 11.64	14.77 – 15.46
Santa Elena, Mexico	0.7 – 0.8	48 – 53	4.7 – 5.2	12.04 – 12.66	14.78 – 15.44
La Encantada, Mexico	1.5 – 1.7	–	1.5 – 1.7	17.78 – 18.77	20.76 – 21.92
Total Production	5.3 – 5.9	86 - 95	12.4 – 13.8	12.23 – 12.89	17.69 – 18.92
* Certain amounts shown may not add exactly to the total amount due to rounding differences.
* Consolidated AISC includes general and administrative cost estimates and non-cash costs of $2.04 to $2.28 per AgEq ounce.
* Cash Costs and AISC are non‐GAAP measures and are not standardized financial measures under the Company's financial reporting framework. These measures have been calculated on a basis consistent with historical periods. See “Non-GAAP Measures” on pages 37 to 46 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

In the first half of 2023, the Company produced a total of 14.0 million AgEq ounces consisting of 5.2 million ounces of silver and 105,616 ounces of gold. In the second half of 2023, the Company expects to produce 12.4 to 13.8 million AgEq ounces. Silver production is expected to range between 5.3 to 5.9 million ounces, or 8% higher based on the guidance midpoint when compared to the first half of the year due to anticipated higher silver grades and recoveries at Santa Elena. Additionally, gold production is now expected to range between 86,000 to 95,000 ounces, or 14% lower based on the guidance midpoint when compared to the first half of 2023. The decrease in gold production is primarily due to the suspension of Jerritt Canyon partially offset by higher gold production at both San Dimas and Santa Elena.

Cash costs in the second half of 2023 are expected to be within the range of $12.23 to $12.89 per AgEq ounce. In addition, AISC are expected to be within a range of $17.69 to $18.92 per AgEq ounce in the second half of 2023. The stronger than normal Mexican Peso has increased operating costs in Mexico. The Company continues to implement cost savings initiatives that are expected to partially offset the exchange rate impact. As of July 2023, the Peso reached a new 7-year high compared to the US Dollar.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 7

A mine-by-mine breakdown of the revised full year 2023 production guidance is included in the table below and assumes the prices for calculating AgEq ounces are the same as previously stated above.

GUIDANCE FOR FULL YEAR 2023

	Silver Oz (M)	Gold Oz (k)	Silver Eqv Oz (M)	Cash Cost	AISC

Silver:				($ per AgEq oz)	($ per AgEq oz)
San Dimas, Mexico	6.4 – 6.8	78 – 83	12.9 – 13.7	11.06 – 11.41	14.79 – 15.19
Santa Elena, Mexico	0.9 – 1.0	91 – 97	8.5 – 9.1	12.51 – 12.92	15.62 – 16.06
La Encantada, Mexico	3.1 – 3.3	–	3.1 – 3.3	17.01 – 17.52	19.85 – 20.44
Mexico Consolidated:	10.5 – 11.2	169 – 180	24.5 – 26.1	12.33 – 12.72	17.23 – 17.66
Gold:				($ per AuEq oz)	($ per AuEq oz)
Jerritt Canyon, USA	–	21	1.7	2,881	3,267
Total Production				($ per AgEq oz)	($ per AgEq oz)
Consolidated*	10.5 – 11.2	190 - 201	26.2 – 27.8	13.63 – 14.07	19.37 – 20.15
* Certain amounts shown may not add exactly to the total amount due to rounding differences.
* Consolidated AISC includes general and administrative cost estimates and non-cash costs of $2.15 to $2.28 per AgEq ounce.
* Cash Costs and AISC are non‐GAAP measures and are not standardized financial measures under the Company's financial reporting framework. These measures have been calculated on a basis consistent with historical periods. See “Non-GAAP Measures” on pages 37 to 46 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

REVISED CAPITAL BUDGET

In an effort to maintain its strong balance sheet and manage inflationary pressures, the Company has updated its annual 2023 capital budget to include the reallocation of development and exploration expenditures across its operations and investments in projects. As a result, the Company has reduced its planned 2023 capital investments of $187.8 million by 26% to $139.7 million consisting of $64.3 million of sustaining investments and $75.4 million of expansionary investments. Furthermore, the Company plans to invest approximately $54.4 million of the revised capital budget in the second half of 2023.

The revised 2023 annual budget includes total capital investments of $74.4 million on underground development, $29.7 million towards property, plant and equipment, $29.2 million on exploration and $6.5 million towards efficiency and corporate projects.

Revised 2023 Capital Budget ($millions)	Sustaining	Expansionary	Total
Underground Development	$39.9	$34.5	$74.4
Exploration	—	29.2	29.2
Property, Plant and Equipment	22.9	6.7	29.7
Corporate Projects	1.5	5.0	6.5
Total*	$64.3	$75.4	$139.7
*Certain amounts shown may not add exactly to the total amount due to rounding differences.

In the first half of 2023, the Company completed 19,649 metres of underground development and 78,973 metres of exploration drilling. Under the revised 2023 budget, the Company is now planning to complete a total of approximately 34,400 metres of underground development in 2023, representing a 15% decrease compared to the original guidance of 40,700 metres. In addition, the Company is now planning to complete a total of approximately 162,300 metres of exploration drilling in 2023, representing a 34% decrease compared to the original guidance of 245,350 metres. The decrease in exploration drilling metres is partly due to the re-prioritization of exploration targets at Jerritt Canyon as the exploration program is being redefined, and lower development metres at some of our Mexican operations.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 8

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2023		2022				2021
PRODUCTION HIGHLIGHTS	Q2(2)	Q1(2)	Q4	Q3	Q2	Q1	Q4	Q3
Ore processed/tonnes milled
San Dimas	227,065	219,367	210,108	185,126	197,102	195,300	206,738	214,205
Santa Elena	213,878	208,821	207,188	214,387	228,487	201,911	224,459	234,862
La Encantada	260,986	271,278	254,766	255,945	264,555	249,906	268,239	263,645
Jerritt Canyon	31,240	146,403	179,502	181,056	213,647	230,001	256,374	230,415
Consolidated	733,170	845,868	851,564	836,514	903,791	877,118	955,810	943,126

Silver equivalent ounces produced
San Dimas	3,372,418	3,296,367	3,054,098	3,776,124	3,046,664	3,080,940	4,015,346	3,422,032
Santa Elena	1,788,596	2,105,336	2,302,904	2,733,761	2,241,763	1,868,787	1,955,550	1,061,657
La Encantada	806,789	843,951	813,649	788,872	871,365	651,875	768,796	913,481
Jerritt Canyon	353,168	1,381,452	1,388,140	1,467,435	1,546,143	1,620,400	1,821,331	1,922,270
Consolidated	6,320,971	7,627,105	7,558,791	8,766,192	7,705,935	7,222,002	8,561,023	7,319,441

Silver ounces produced
San Dimas	1,690,831	1,602,483	1,392,506	1,649,002	1,527,465	1,632,117	2,174,353	1,888,371
Santa Elena	142,037	104,129	199,388	308,070	384,953	337,201	426,870	508,641
La Encantada	800,543	836,448	804,802	779,028	863,510	644,009	757,586	905,074
Consolidated	2,633,411	2,543,059	2,396,696	2,736,100	2,775,928	2,613,327	3,358,809	3,302,086

Gold ounces produced
San Dimas	20,509	20,124	20,257	23,675	18,354	18,528	23,795	20,767
Santa Elena	20,073	24,039	25,830	26,989	22,309	19,556	19,810	7,498
Jerritt Canyon	4,364	16,341	16,845	16,299	18,632	20,707	23,660	26,145
Consolidated	44,946	60,504	62,932	66,963	59,295	58,791	67,265	54,410

Cash cost per Ounce(1)
San Dimas (per AgEq Ounce)	$12.07	$10.86	$11.54	$8.25	$10.41	$9.41	$7.98	$8.29
Santa Elena (per AgEq Ounce)	$14.45	$11.93	$11.20	$10.37	$12.34	$12.96	$11.56	$17.09
La Encantada (per AgEq Ounce)	$16.90	$15.48	$15.48	$15.55	$14.09	$16.41	$14.51	$12.25
Jerritt Canyon (per Au Ounce)	$4,181	$2,540	$2,519	$2,767	$1,989	$2,120	$1,674	$1,735
Consolidated (per AgEq Ounce)	$15.58	$15.16	$15.36	$13.34	$14.12	$14.94	$12.32	$14.09

All-in sustaining cost per Ounce(1)
San Dimas (per AgEq Ounce)	$15.89	$14.67	$16.79	$10.97	$14.97	$12.98	$11.29	$11.58
Santa Elena (per AgEq Ounce)	$18.00	$15.18	$12.75	$12.29	$15.34	$16.31	$14.02	$21.10
La Encantada (per AgEq Ounce)	$19.83	$18.64	$19.39	$18.61	$16.65	$19.63	$19.41	$15.28
Jerritt Canyon (per Au Ounce)	$4,205	$3,055	$2,865	$3,317	$2,429	$2,488	$2,077	$2,286
Consolidated (per AgEq Ounce)	$21.52	$20.90	$20.69	$17.83	$19.91	$20.87	$17.26	$19.93

Production cost per tonne
San Dimas	$173.62	$157.39	$162.68	$161.41	$155.09	$143.66	$146.30	$128.67
Santa Elena	$109.88	$108.74	$114.29	$124.94	$109.50	$111.36	$93.78	$75.76
La Encantada	$49.91	$46.27	$47.69	$46.29	$44.58	$41.43	$39.70	$41.08
Jerritt Canyon	$577.83	$278.57	$233.39	$245.66	$169.16	$187.15	$151.23	$192.17
Consolidated	$128.21	$130.71	$131.41	$135.07	$114.55	$118.51	$105.37	$106.52
1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 37 to 46 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
2) At Jerritt Canyon, the Company incurred costs related to mining activities for only 79 days during the first quarter. Jerritt Canyon production during the second quarter comprised of processing most of its remaining ore stockpiles and work-in-process ("WIP") inventory throughout April and May. Refer to Jerritt Canyon operational highlights for further details.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 9

Operating Results – Consolidated Operations

CONSOLIDATED	2023-Q2	2023-Q1	2023-YTD	2022-YTD	Change Q2 vs Q1	Change '23 vs '22

Ore processed/tonnes milled	733,170	845,868	1,579,038	1,780,909	(13%)	(11%)

Production
Silver ounces produced	2,633,411	2,543,059	5,176,470	5,389,255	4%	(4%)
Gold ounces produced	45,022	60,594	105,616	118,282	(26%)	(11%)
Silver equivalent ounces produced	6,320,971	7,627,105	13,948,076	14,927,937	(17%)	(7%)

Cost
Cash cost per AgEq Ounce	$15.58	$15.16	$15.35	$14.52	3%	6%
All-in sustaining costs per AgEq Ounce	$21.52	$20.90	$21.17	$20.38	3%	4%
Total production cost per tonne	$128.21	$130.71	$129.55	$116.50	(2%)	11%

Underground development (m)	8,687	10,962	19,649	24,557	(21%)	(20%)
Exploration drilling (m)	42,285	36,688	78,973	151,669	15%	(48%)

Production
Total production in the second quarter was 6.3 million AgEq ounces consisting of 2.6 million ounces of silver and 45,022 ounces of gold, representing a 4% increase and 26% decrease, respectively, compared to the previous quarter. Silver production increased over the prior quarter primarily due to higher tonnes processed at San Dimas and slightly higher silver grades and recoveries at Santa Elena. Gold production in Mexico decreased 8% as lower gold grades were processed at Santa Elena.

Total ore processed amounted to 733,170 tonnes during the quarter, representing a 13% decrease compared to the prior quarter, driven by the suspension of processing activities at Jerritt Canyon.

Consolidated silver and gold grades in the quarter averaged 133 g/t and 2.03 g/t, respectively, compared to 113 g/t and 2.46 g/t, respectively, in the previous quarter. The increase in consolidated silver grades were primarily due to higher grades at San Dimas and Santa Elena. The decrease in gold grades were due to lower grades at the Santa Elena and San Dimas mine.

Consolidated silver and gold recoveries averaged 84% and 94%, respectively, during the quarter compared to silver and gold recoveries of 83% and 91%, respectively, in the prior quarter. The increase in recoveries at Santa Elena was driven by the completion of the Santa Elena dual-circuit plant which achieved record quarterly recovery rates.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 10

Cash Cost and All-In Sustaining Cost per Ounce

Cash cost per AgEq ounce for the quarter was $15.58 per ounce, compared to $15.16 per ounce in the previous quarter. The increase in cash costs per AgEq ounce was primarily attributable to lower production at Jerritt Canyon which was temporarily suspended as well as a strong Mexican Peso against the U.S. dollar which averaged 5% higher compared to the previous quarter.

Excluding Jerritt Canyon, cash costs for the three Mexican operations were $13.44 per AgEq ounce compared to $11.85 per AgEq ounce in the previous quarter. There was a decrease in AgEq production at Santa Elena and La Encantada due to processing lower grade gold at Santa Elena and lower throughput rates and water availability at La Encantada resulting from drought conditions in the area during the quarter, which was partially offset by an increase in AgEq production at San Dimas. In the second half of 2023, the Company expects cash costs to decrease and be within the range of $12.23 to $12.89 per AgEq ounce.

All-in Sustaining Cost per AgEq ounce in the second quarter was $21.52 per ounce compared to $20.90 per ounce in the previous quarter. The increase in AISC per AgEq ounce was primarily attributed to the stronger Mexican Peso resulting in higher cash costs along with an increase in worker participation costs during the quarter. In the second half of 2023, the Company anticipates AISC to be within a range of $17.69 to $18.92 per AgEq ounce following the temporary suspension of Jerritt Canyon which had significantly higher AISC.

Management has developed a series of cost reduction initiatives across the organization aimed at improving efficiencies, lowering production costs, capital spending, care and maintenance holding costs and corporate G&A costs while also increasing production which includes:

•Renegotiating certain contracts and reducing the use of external consultants;
•Restructuring to optimize workforce and reduce labour costs;
•Optimizing use of reagent consumption;
•Optimize mobile fleet and plant maintenance programs;
•Efficiently manage energy costs by reducing plant operations during peak rates;
•Improving dilution controls at San Dimas and prioritizing long hole stoping of the Jessica and Regina veins which is expected to improve ore grade and production and continue developing the Perez vein; and
•Advancing mining at La Encantada towards the Ojuelas and Beca-Zone orebodies to extract higher-grade ores.

Development and Exploration
During the quarter, the Company completed 8,687 metres of underground development and 42,285 metres of exploration drilling, compared to 10,962 metres and 36,688 metres, respectively, in the previous quarter. Throughout the quarter, up to 19 drill rigs were active consisting of eight rigs at San Dimas, six rigs at Santa Elena, two rigs at La Encantada, and three rigs at Jerritt Canyon. Please refer to the Company's press release dated July 18, 2023, where the Company reported high-grade exploration results at the San Dimas, Santa Elena and the Jerritt Canyon mines.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 11

San Dimas Silver/Gold Mine, Durango, México

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of Durango, Durango State, Mexico and consists of 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is one of the country’s most prominent silver and gold mines and the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,500 tpd capacity milling operation which produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to the private airstrip in the town of Tayoltita, or by improved roadway. The Company owns 100% of the San Dimas mine.

San Dimas	2023-Q2	2023-Q1	2023-YTD	2022-YTD	Change Q2 vs Q1	Change '23 vs '22

Total ore processed/tonnes milled	227,065	219,367	446,432	392,402	4%	14%
Average silver grade (g/t)	245	241	243	269	2%	(10%)
Average gold grade (g/t)	2.92	2.98	2.95	3.05	(2%)	(3%)
Silver recovery (%)	95%	94%	94%	93%	1%	1%
Gold recovery (%)	96%	96%	96%	96%	0%	0%

Production
Silver ounces produced	1,690,831	1,602,483	3,293,313	3,159,582	6%	4%
Gold ounces produced	20,509	20,124	40,633	36,882	2%	10%
Silver equivalent ounces produced	3,372,418	3,296,367	6,668,785	6,127,604	2%	9%

Cost
Cash cost per AgEq Ounce	$12.07	$10.86	$11.47	$9.90	11%	16%
All-In sustaining costs per AgEq Ounce	$15.89	$14.67	$15.29	$13.97	8%	9%
Total production cost per tonne	$173.62	$157.39	$165.64	$149.40	10%	11%

Underground development (m)	4,895	4,664	9,559	11,861	5%	(19%)
Exploration drilling (m)	16,588	14,145	30,733	41,700	17%	(26%)

During the second quarter, San Dimas produced 3,372,418 silver equivalent ounces consisting of 1,690,831 ounces of silver and 20,509 ounces of gold. Silver and gold production increased 6% and 2%, respectively, compared to the prior quarter primarily due to a 4% increase in tonnes processed.

The mill processed a total of 227,065 tonnes of ore with average silver and gold grades of 245 g/t and 2.92 g/t, respectively, compared to 219,367 tonnes milled with average silver and gold grades of 241 g/t and 2.98 g/t, respectively, in the previous quarter.

Silver and gold recoveries averaged 95% and 96%, respectively, during the quarter which were comparable to the prior quarter.

The Central Block and Sinaloa Graben areas contributed approximately 75% and 25%, respectively, of the total production during the quarter.

In the second quarter, cash cost per AgEq ounce was $12.07 per ounce compared to $10.86 per ounce in the prior quarter. The increase in cash costs during the quarter was primarily due to an increase in direct production costs due to a stronger Mexican Peso against the U.S. dollar which averaged 5% higher compared to the previous quarter along with higher worker participation costs. This was offset by the 2% increase in AgEq ounces produced. The Company continues to implement cost saving programs and review efficiency improvement opportunities to offset this foreign exchange impact.

AISC per AgEq ounce for the quarter was $15.89 per ounce compared to $14.67 per ounce in the prior quarter. The increase was primarily due to higher cash costs along with an increase in worker participation costs in the second quarter.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 12

The San Dimas mine is subject to a gold and silver streaming agreement with Wheaton Precious Metals Corp. ("Wheaton" or "WPM") which entitles Wheaton to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of June 30, 2023, was 70:1. During the three and six months ended June 30, 2023, the Company delivered 11,354 and 22,005 ounces (2022 - 10,633 and 20,703 ounces) of gold to WPM at $628 and $626 per ounce (2022 - $624 and $621 per ounce).

A total of 4,895 metres of underground development was completed in the second quarter, compared to 4,664 metres in the prior quarter. During the second quarter, up to eight underground drill rigs were active on the property and completed 16,588 metres of exploration drilling compared to 14,145 metres in the prior quarter.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 13

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico. The operating plan for Santa Elena involves the processing of ore in a 3,000 tpd cyanidation circuit from a combination of underground reserves. Santa Elena consists of a central processing plant that can receive ore from two separate underground mining operations, Santa Elena and Ermitaño. The Company owns 100% of the Santa Elena Silver/Gold Mine including mining concessions totaling over 102,244 hectares.

SANTA ELENA	2023-Q2	2023-Q1	2023-YTD	2022-YTD	Change Q2 vs Q1	Change '23 vs '22

Total ore processed/tonnes milled	213,878	208,821	422,699	430,398	2%	(2%)
Average silver grade (g/t)	39	31	35	68	26%	(49%)
Average gold grade (g/t)	3.12	4.00	3.55	3.22	(22%)	10%
Silver recovery (%)	52%	50%	51%	77%	4%	(34%)
Gold recovery (%)	94%	90%	91%	94%	4%	(3%)

Production
Silver ounces produced	142,037	104,129	246,166	722,154	36%	(66%)
Gold ounces produced	20,073	24,039	44,112	41,865	(16%)	5%
Silver equivalent ounces produced	1,788,596	2,105,336	3,893,932	4,110,550	(15%)	(5%)

Cost
Cash cost per AgEq Ounce	$14.45	$11.93	$13.09	$12.62	21%	4%
All-In sustaining costs per AgEq Ounce	$18.00	$15.18	$16.48	$15.78	19%	4%
Total production cost per tonne	$109.88	$108.74	$109.31	$110.37	1%	(1%)

Underground development (m)	3,042	2,623	5,664	7,424	16%	(24%)
Exploration drilling (m)	16,373	14,499	30,872	32,320	13%	(4%)

During the second quarter, Santa Elena produced 1,788,596 AgEq ounces consisting of 142,037 ounces of silver and 20,073 ounces of gold. Total production decreased 15% primarily due to processing lower gold grades at the Santa Elena plant when compared to the prior quarter.

The mill processed 213,878 tonnes of ore during the quarter from Ermitaño containing average silver and gold head grades of 39 g/t and 3.12 g/t, respectively.

Silver and gold recoveries from Ermitaño reached new quarterly records during the second quarter averaging 52% and 94%, respectively, compared to 50% and 90%, respectively, in the prior quarter. The increased recoveries are the result of the robust operational performance of the new 3,000 tpd filter press and dual-circuit plant. The new tailing filter press combined with additional leaching and settling capacity allowed the plant to reduce the grind size thus liberating more Au and Ag which drove recovery rates up.
Cash cost per AgEq ounce in the second quarter was $14.45 per ounce compared to $11.93 per ounce in the previous quarter. The increase in cash cost was primarily attributed to lower Au grades resulting in a 15% decrease in AgEq ounces produced compared to the previous quarter. Additionally, the Company incurred higher maintenance costs on long hole drilling equipment in addition to the negative impact of a stronger Mexican peso.

AISC per AgEq ounce for the quarter was $18.00 per ounce compared to $15.18 per ounce in the prior quarter. The increase in AISC was primarily driven by the increase in cash costs per AgEq ounce, a stronger Mexican Peso, along with higher sustaining development costs.

The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations at the Santa Elena mine. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per

First Majestic Silver Corp. 2023 Second Quarter Report	Page 14

ounce, subject to a 1% annual inflation. During the three and six months ended June 30, 2023, the Company settled 210 and 1,066 ounces (2022 - 864 and 1,484 ounces) of gold to Sandstorm at an average price of $474 and $473 per ounce (2022 - $473 and $471 per ounce).

Orogen Royalties Inc., formerly Evrim Resource Corp., retains a 2% net smelter return ("NSR") royalty from the sale of mineral products extracted from the Ermitaño mining concessions. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR from the sale of mineral products extracted from the Ermitaño mining concessions. For the three and six months ended June 30, 2023, the Company has incurred $1.7 million and $3.6 million (June 30, 2022 - $1.3 million and $2.6 million) in NSR payments from the production of Ermitaño ores.

In the second quarter, Santa Elena completed a total of 3,042 metres of underground development, compared to 2,623 metres in the previous quarter. Up to six drill rigs consisting of four surface rigs and two underground rigs completed 16,373 metres of exploration drilling compared to 14,499 metres in the prior quarter.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 15

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 120 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all the necessary infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the mine’s private airstrip, or via an improved road from the closest city, Muzquiz, Coahuila State, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2023-Q2	2023-Q1	2023-YTD	2022-YTD	Change Q2 vs Q1	Change '23 vs '22

Ore processed/tonnes milled	260,986	271,278	532,264	514,462	(4%)	3%
Average silver grade (g/t)	127	132	130	125	(4%)	4%
Silver recovery (%)	75%	72%	74%	73%	4%	1%

Production
Silver ounces produced	800,543	836,448	1,636,991	1,507,519	(4%)	9%
Gold ounces produced	76	89	166	196	(15%)	(15%)
Silver equivalent ounces produced	806,789	843,951	1,650,740	1,523,240	(4%)	8%

Cost
Cash cost per AgEq Ounce	$16.90	$15.48	$16.18	$15.08	9%	7%
All-In sustaining costs per AgEq Ounce	$19.83	$18.64	$19.22	$17.92	6%	7%
Total production cost per tonne	$49.91	$46.27	$48.05	$43.05	8%	12%

Underground development (m)	750	834	1,584	1,101	(10%)	44%
Exploration drilling (m)	1,950	1,863	3,812	5,225	5%	(27%)

During the quarter, La Encantada produced 800,543 silver ounces compared to 836,448 silver ounces in the previous quarter, representing a 4% decrease in production. The lower production was mostly due to limited water availability caused by extended drought conditions and a main well failure in the area which limited plant and processing rates. The Company has implemented water conservation measures and has engaged a geophysical consultant to help determine pilot well drill targets to provide additional water sources; the Company expects these conditions to be temporary.

The mill processed a total of 260,986 tonnes of ore with an average silver grade and recovery during the quarter of 127 g/t and 75%, respectively, compared to 271,278 tonnes, 132 g/t and 72%, respectively, in the previous quarter. Stope production from the new Beca Zone began in the quarter and contributed 46,849 tonnes with average silver grades of 166 g/t.

Cash cost per AgEq ounce for the quarter was $16.90 per ounce compared to $15.48 per ounce in the prior quarter. The increase is primarily due to the 4% decrease in AgEq ounces produced compared to the prior quarter, along with a stronger Mexican peso. AISC per AgEq ounce for the quarter was $19.83 per ounce compared to $18.64 per ounce in the previous quarter. The 6% increase in AISC per AgEq ounce was primarily due to the increase in cash costs.

In 2022, the Company sold a portfolio of its existing royalty interests to Metalla Royalty and Streaming Limited. Under the terms of the agreement, the Company is required to pay a 100% gross value royalty on the first 1,000 ounces of gold produced annually from the La Encantada property. For the three months ended June 30, 2023, the Company has incurred $0.1 and $0.2 million (June 30, 2022 - $nil) in royalty payments from gold production at La Encantada.

During the quarter, up to two underground rigs completed 1,950 metres of drilling compared to 1,863 metres in the previous quarter. A total of 750 metres of underground development was completed in the second quarter compared to 834 metres in the prior quarter. Exploration drilling at La Encantada was temporarily suspended in the quarter as a water conservation measure.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 16

Jerritt Canyon Gold Mine, Nevada, United States
The Jerritt Canyon Gold Mine is an underground mining complex located in northern Nevada, United States. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The operation, which was purchased by the Company on April 30, 2021, has one of only three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,000 tonnes per day (“tpd”). On March 20, 2023, the Company temporarily suspended all mining activities at Jerritt Canyon to reduce overall costs and refocus mining and exploration plans. The property consists of a large, underexplored land package consisting of 30,821 hectares (119 square miles). Jerritt Canyon is 100% owned by the Company.

Jerritt Canyon	2023-Q2	2023-Q1	2023-YTD	2022-YTD	Change Q2 vs Q1	Change '23 vs '22

Ore processed/tonnes milled	31,240	146,403	177,643	443,648	(79%)	(60%)
Average gold grade (g/t)	4.90	4.03	4.19	3.40	21%	23%
Gold recovery (%)	89%	86%	87%	81%	3%	7%

Production
Gold ounces produced	4,364	16,341	20,705	39,339	(73%)	(47%)
Silver equivalent ounces produced	353,168	1,381,452	1,734,619	3,166,543	(74%)	(45%)

Cost
Cash cost per Au Ounce	$4,181	$2,540	$2,886	$2,058	65%	40%
All-In sustaining costs per Au Ounce	$4,205	$3,055	$3,297	$2,460	38%	34%
Total production cost per tonne	$577.83	$278.57	$331.19	$178.49	107%	86%

Underground development (m)	—	2,841	2,841	4,172	(100%)	(32%)
Exploration drilling (m)	7,375	6,181	13,556	72,423	19%	(81%)

During its partial quarter, Jerritt Canyon produced 4,364 ounces of gold by processing most of its remaining ore stockpiles and WIP inventory throughout April and May. As of April 24, 2023, all activities at the Jerritt Canyon processing plant were successfully suspended following the Company's previously announced temporary suspension of mining activities on March 20, 2023.

The mill processed a total of 31,240 tonnes with an average gold grade and recovery of 4.90 g/t and 89%, respectively, compared to 146,403 tonnes with an average grade and recovery of 4.03 g/t and 86%, respectively, in the prior quarter.

Cash cost per Au ounce for the quarter was $4,181 per ounce, an increase of 65% compared to $2,540 in the prior quarter. This increase in cash cost per ounce was primarily due to the 73% decrease in ounces produced as a result of the partial quarter of production. AISC per Au ounce for the quarter was $4,205 per ounce, an increase of 38%, compared to $3,055 per ounce in the prior quarter, primarily due to higher cash costs and suspension of operations.

Standby costs during the quarter were $8.4 million, compared to $5.1 million in the prior quarter. These costs were primarily related to one time severance and demobilization costs due to the temporary suspension of mining and processing activities. All mining contractors are now off site with processing activities suspended. The Company continues to advance exploration efforts at Jerritt Canyon following the positive drill results highlighting the exploration potential of the project.

During the quarter, up to three underground drill rigs completed a total of 7,375 exploration drill metres compared to 6,181 metres in the prior quarter.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 17

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, México, is a complex of underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares, and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd sequential processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, metallurgical pilot plant, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

Operations at the La Parrilla mine have been placed on care and maintenance since September 2019.

On December 7, 2022, the Company announced that it had entered into an asset purchase agreement with Golden Tag Resources Ltd. ("Golden Tag") to sell the La Parrilla Silver Mine for total consideration of up to $33.5 million, consisting of 143,673,684 Golden Tag shares at a deemed price of 0.16 per share, having an aggregate value as of the date of the sale agreement of $20 million, and up to $13.5 million in contingent consideration, in the form of three milestone payments payable in either cash or shares in Golden Tag. The Company has also agreed to purchase $2.7 million of Golden Tag securities in a future Golden Tag equity financing of up to CAD $7.2 million. Closing the transaction is pending and remains subject to customary closing conditions, including completion of such financing and receipt of all necessary regulatory approvals.

At December 31, 2022, the sale was considered highly probable; therefore, the assets of La Parrilla were classified as assets held for sale and presented separately under current assets. Immediately prior to the classification to assets held for sale, the carrying amount of La Parrilla was remeasured to its recoverable amount, being its FVLCD, based on the $20 million initial payment, and the first milestone payment of $2.7 million. As of June 30, 2023, the sale continued to be considered highly probable; therefore, the assets and liabilities were presented as assets and liabilities held for sale and presented separately under current assets and current liabilities.

During the three months ended June 30, 2023, the Company recorded an additional write down on asset held-for-sale related to the La Parrilla assets of $7.2 million, based on the change in value of Golden Tag shares at the end of the reporting period. The recoverable amount of La Parrilla, being its FVLCD, was $14.9 million, net of estimated transaction costs, based on the expected proceeds from the sale.

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 3,815 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Operations at the Del Toro mine has been placed on care and maintenance since January 2020.

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 12,795 hectares, plus an application of a new mining concession covering 24,723 hectares to be granted. In addition, the mine includes 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company suspended all mining and processing activities at the San Martin operation due to growing insecurity in the area. Increasing violence and safety concerns resulted in the Company removing all of its remaining employees from the area in 2021 and the mine and plant have been occupied and are currently under the de facto control of an organized criminal group. The Company has repeatedly requested all applicable governmental authorities to take

First Majestic Silver Corp. 2023 Second Quarter Report	Page 18

action to secure the area but, to date, the Mexican government has failed to take any such action and the Company's own efforts have been unsuccessful. The Company is continuing its efforts to work with governmental authorities to take action to secure the area, although it is not known when that might, if ever, occur.

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure.

The La Guitarra milling and mining operations were placed under care and maintenance effective August 3, 2018.

On May 24, 2022, the Company announced that it entered into a share purchase agreement with Sierra Madre Gold and Silver Ltd. ("Sierra Madre"), to sell the Company's subsidiary La Guitarra Compañia Minera S.A. de C.V. ("La Guitarra"), which owns the La Guitarra Silver Mine for total consideration of approximately $35 million, consisting of 69,063,076 Sierra Madre shares at a deemed price of $0.51 per share. The closing of the transaction was subject to customary closing conditions including approval of the Sierra Madre shareholders (which was obtained in December 2022), regulatory approval and that Sierra Madre raise a minimum of $7.7 million (CAD $10 million) in a private placement concurrent or prior to the sale.

On June 30, 2022, the sale was considered highly probable; therefore, the assets and liabilities of La Guitarra were classified as assets and liabilities held for sale and presented separately under current assets and current liabilities, respectively. Immediately prior to the classification to assets and liabilities held for sale, the carrying amount of La Guitarra was remeasured to its recoverable amount, being its FVLCD, based on the expected proceeds from the sale. At December 31, 2022, the sale continued to be considered highly probable; therefore the assets and liabilities were presented as assets and liabilities held for sale and presented separately under current assets and current liabilities. During 2022, the Company recorded a reversal of impairment loss related to the La Guitarra assets of $12.3 million based on the recoverable amount implied by the share purchase agreement.

On March 29, 2023, the Company completed the sale of La Guitarra to Sierra Madre and received total consideration of $33.2 million net of transaction costs (paid in shares of Sierra Madre), before working capital adjustments. Based on the carrying value of the asset at the time of disposal of $34.3 million, and the working capital adjustment of $0.2 million, the Company has recorded a loss on disposition of $1.4 million. The Company began accounting for the shares received from Sierra Madre as an equity security at FVTOCI.

Springpole Silver Stream, Ontario, Canada

In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream"), a development stage mining project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

Transaction consideration paid and payable by First Majestic is summarized as follows:
•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment, consisting of $3.75 million in cash and $3.75 million in First Majestic shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment, consisting of $2.5 million in cash and $2.5 million in First Majestic shares (based on 20 days volume weighted average price), will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole, which has not yet been received.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 19

In connection with the agreement, First Mining also granted First Majestic 30 million common share purchase warrants, each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 over a period of five years. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

First Mining shall have the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole leaving the Company with a reduced silver stream of 25% of life of mine payable silver production.

Springpole is one of Canada’s largest, undeveloped gold projects with permitting underway. In January 2021, First Mining announced positive results of its Pre-Feasibility Study (“PFS”) which supports a 30,000 tonnes-per-day open pit mining operation over an 11-year mine life. First Mining announced resources of 24.3 million ounces of silver in the Indicated category and 1.4 million ounces of silver in the Inferred category, plus 4.6 million ounces of gold in the Indicated category and 0.3 million ounces of gold in the Inferred category.

The Springpole Project also includes large land holdings of 41,913 hectares which are fully encompassed under the silver streaming agreement.

First Mining is a related party with two independent board members who are also directors and/or officers of First Majestic.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 20

OVERVIEW OF FINANCIAL PERFORMANCE
For the quarters ended June 30, 2023 and 2022 (in thousands of dollars, except for per share amounts):

	Second Quarter	Second Quarter
	2023	2022	Variance %

Revenues	$146,692	$159,443	(8%)	(1)
Mine operating costs
Cost of sales	104,607	113,619	(8%)	(2)
Cost of sales - standby costs	8,360	—	100%	(2)
Depletion, depreciation and amortization	32,587	34,212	(5%)	(3)
	145,554	147,831	(2%)

Mine operating earnings	1,138	11,612	(90%)

General and administrative expenses	11,673	9,380	24%	(4)
Share-based payments	3,320	2,986	11%
Mine holding costs	3,718	2,430	53%
Reversal of Impairment	—	(7,585)	(100%)
Write down on assets held-for-sale	7,229	—	100%	(5)
Foreign exchange (gain) loss	(5,952)	986	NM
Operating (loss) earnings	(18,850)	3,415	NM
Investment and other income (loss)	3,644	(3,918)	193%	(6)
Finance costs	(7,326)	(4,835)	52%	(7)
Loss before income taxes	(22,532)	(5,338)	NM
Current income tax expense	5,348	25,450	(79%)	(8)
Deferred income tax (recovery) expense	(10,346)	53,262	(119%)
Income tax (recovery) expense	(4,998)	78,712	106%	(8)
Net loss for the period	($17,534)	($84,050)	79%	(9)

Loss per share (basic and diluted)	($0.06)	($0.32)	81%	(9)

NM - Not meaningful

1.Revenues in the quarter decreased $12.8 million compared to the same quarter of the prior year primarily attributed to:
•a 12% decrease in the payable AgEq ounces sold compared to the same quarter of the prior year, which resulted in a decrease in revenues of $7.1 million. This was primarily due to a temporary suspension at Jerritt Canyon in the first quarter with production in the second quarter made up of processing the majority of its remaining ore stockpiles and work-in-process inventory throughout April and May.
Partially offset by:
•a 4% increase in the average realized silver price, which averaged $24.95 per ounce, compared to $23.93 per ounce during the same quarter of the prior year. This resulted in a $5.9 million increase in revenue compared to the second quarter of 2022.
2.Cost of sales in the quarter decreased $0.7 million compared to the same quarter of the prior year primarily due to:
•a $15.0 million decrease in labour, consumables, energy and maintenance costs during the quarter.
Partially offset by:
•an increase of $8.4 million in one time standby costs for the temporary suspension of mining and processing activities at Jerritt Canyon;
•a $2.9 million increase in change in inventory expense compared to the same quarter of 2022;

First Majestic Silver Corp. 2023 Second Quarter Report	Page 21

•a $0.9 million decrease in worker participation costs in Mexico; and
•a stronger Mexican Peso against the U.S. dollar, which averaged 12% higher compared to the same period of 2022.
3. Depletion, depreciation and amortization in the quarter decreased $1.6 million compared to the same quarter of the previous year, primarily as a result of:
•a decrease of $6.4 million related to lower depletion at Jerritt Canyon due to an 85% decrease in tonnes milled.
Partially offset by:
•an increase of $4.7 million related to depletion at the San Dimas, Santa Elena and La Encantada mines primarily due to an increase in production from San Dimas in the current quarter and an increase in depletable assets during the quarter following the reclassification from non-depletable to depletable mineral interest in the first quarter of 2023.
4. General and administrative expenses increased by $2.3 million compared to the same quarter of 2022, primarily due to higher severance costs during the quarter relating to restructuring efforts to optimize the workforce.
5. Write down on asset held-for-sale of $7.2 million in the second quarter of 2023 was related to La Parrilla as a result of mark to market movements in the value of shares receivable from Golden Tag Resources.
6. Investment and other income for the quarter increased by $7.6 million compared to the second quarter of the prior year, primarily due to additional interest income of $2.4 million, compared to a loss of $0.6 million in the same quarter of the prior year along with a gain on silver futures of $1.4 million during the quarter. Additionally, there was an unrealized loss on marketable securities of $0.2 million, compared to a loss of $3.3 million in the same quarter of the prior year.
7. Finance costs in the quarter increased by $2.5 million compared to the second quarter of the prior year primarily due to an increase in the accretion expense for decommissioning liabilities resulting from changes in the asset retirement obligations as well as an increase in interest expense as a result of an increase in rates along with amounts outstanding on the revolving credit facility during the quarter.
8. During the quarter, the Company recorded an income tax recovery of $5.0 million compared to an expense of $78.7 million in the second quarter of 2022. The decrease in income tax expense was primarily driven by the one time payment Corporación First Majestic S.A. de C.V. ("CFM") made of approximately $21.3 million and surrendering of certain tax loss carry forwards resulting in a non cash deferred tax expense of $53.3 million in the second quarter of 2022.
9. As a result of the foregoing, net loss for the quarter was $17.5 million (EPS of ($0.06)) compared to a net loss of $84.1 million (EPS of ($0.32)) in the same quarter of the prior year.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 22

For the years to date ended June 30, 2023 and 2022 (in thousands of dollars, except for per share amounts):

	Year to Date	Year to Date	Variance %
	2023	2022	23 vs '22

Revenues	$303,644	$316,281	(4%)	(1)
Mine operating costs
Cost of sales	228,476	224,832	2%	(2)
Cost of sales - standby costs	13,437	—	100%	(2)
Depletion, depreciation and amortization	67,016	64,768	3%	(3)
	308,929	289,600	7%

Mine operating (loss) earnings	(5,285)	26,681	(120%)

General and administrative	20,121	19,662	2%	(4)
Share-based payments	7,949	7,808	2%	(5)
Impairment (reversal) of non-current assets	125,200	(7,585)	NM	(6)
Write down on assets held-for-sale	7,229	—	100%	(7)
Mine holding costs	7,507	5,595	34%
Loss on divestitures	1,378	—	100%	(8)
Foreign exchange (gain) loss	(11,595)	277	NM
Operating (loss) earnings	(163,074)	924	NM
Investment and other income (loss)	6,869	(1,286)	NM
Finance costs	(12,949)	(9,425)	37%
Loss before income taxes	(169,154)	(9,787)	NM
Current income tax expense	5,413	36,942	(85%)
Deferred income tax (recovery) expense	(56,373)	30,036	NM	(9)
Income tax (recovery) expense	(50,960)	66,978	(176%)	(9)
Net loss for the year	($118,194)	($76,765)	(54%)	(10)

Loss per common share
Basic and diluted	($0.43)	($0.29)	(45%)	(10)

NM - Not meaningful
1.Revenues in the six months ended June 30, 2023 decreased $12.6 million or 4% compared to the previous year, primarily attributed to:
•$7.1 million decrease due to a 4% decrease in payable AgEq ounces sold compared to the prior year. This was mainly attributed to the suspension of Jerritt Canyon during the first quarter. Jerritt Canyon only contributed 79 full days of production during the first quarter, with production in the second quarter made up of processing the majority of its remaining ore stockpiles and work-in-process inventory through April and May; and
•$5.6 million decrease due to an 2% decrease in realized silver price per ounce sold, which averaged $23.32 compared to $23.82 in the prior year.
2.Cost of sales in the year increased $17.1 million or 2% compared to 2022 as a result of the following factors:
•one time standby costs of $13.4 million due to the temporary suspension of mining and processing activities at Jerritt Canyon; and
•a stronger Mexican Peso against the U.S. dollar, which averaged 10% higher compared to the same period of 2022.
Partially offset by:
•a $10.1 million decrease in consumables, materials, energy and other costs including insurance, lab work, and service costs, primarily due to the temporary suspension of operations at the Jerritt Canyon Mine.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 23

3.Depletion, depreciation and amortization in the year increased $2.2 million or 3% compared to the previous year primarily as a result of $11.3 million increase from the Mexican operations due to an increase in throughput as well as higher depreciation due to the addition of the dual circuit plant at Santa Elena.
Partially offset by:
•a $9.0 million decrease related to lower depletion at Jerritt Canyon as a result of placing the Jerritt Canyon Gold mine on temporary suspension.
4. General and administrative expense in the year increased $0.5 million or 2% compared to the prior year, primarily attributed to higher severance costs related to restructuring efforts to optimize the workforce during the year.
5. Share based payments in the year increased $0.1 million which is consistent with prior year.
6. Impairment of $125.2 million on the Jerritt Canyon mine due to the temporary suspension of mining operations was recorded during the year. This was compared to 2022 where the Company recorded a reversal of impairment of $7.6 million for La Guitarra based on its recoverable amount, being its fair value less cost of disposal.
7. Write down on asset held-for-sale increased by $7.2 million compared to the prior year as the Company recorded an additional impairment loss related to La Parrilla based on the change in value of Golden Tag shares at the end of the reporting period.
8. Loss on sale of mining interest for the year increased by $1.4 million compared to the prior year, following the sale of La Guitarra to Sierra Madre Gold and Silver Ltd. The sale was completed on March 29, 2023, and the Company received $33.2 million net of transaction costs, before working capital adjustments, representing the value of the Sierra Madre shares received. Based on the carrying value of the asset at the time of disposal of $34.3 million, and the working capital adjustment of $0.2 million, along with changes in the foreign exchange rate between the time the asset was classified as held-for-sale and the closing date, the Company has recorded a loss on disposition of $1.4 million.
9. During the six months ended June 30, 2023, the Company recorded an income tax recovery of $51.0 million, compared to an income tax expense of $67.0 million in 2022. The decrease in income tax expense was primarily driven by the one time payment CFM made of approximately $21.3 million and surrendering of certain tax loss carry forwards resulting in a non cash deferred tax expense of $53.3 million in the second quarter of 2022.
10. As a result of the foregoing, net loss for the six months ended June 30, 2023 was $118.2 million (EPS of ($0.43)), compared to the net loss of $76.8 million (EPS of ($0.29)) in the prior year.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 24

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2023		2022				2021
Selected Financial Information	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$146,692	$156,952	$148,189	$159,751	$159,443	$156,838	$204,876	$124,646
Cost of sales	$104,607	$123,868	$126,148	$120,707	$113,619	$111,213	$121,236	$92,006
Depletion, depreciation and amortization	$32,587	$34,429	$35,307	$35,707	$34,212	$30,556	$43,278	$29,122
Mine operating earnings (loss)	$1,138	($6,423)	($13,266)	$3,337	$11,612	$15,069	$40,362	$3,518
Net (loss) earnings after tax	($17,534)	($100,660)	($16,819)	($20,692)	($84,050)	$7,285	($3,971)	($18,406)
(Loss) earnings per share - basic	($0.06)	($0.37)	($0.06)	($0.08)	($0.32)	$0.03	($0.02)	($0.07)
(Loss) earnings per share - diluted	($0.06)	($0.37)	($0.06)	($0.08)	($0.32)	$0.03	($0.02)	($0.07)

During the second quarter of 2023, mine operating earnings were $1.1 million compared to a loss of $6.4 million in the previous quarter primarily due to lower cost of sales and depletion, depreciation and amortization. This was offset by additional one time standby costs for winding down activities at Jerritt Canyon. The net loss for the quarter was $17.5 million compared to the net loss of $100.7 million in the prior quarter primarily attributed to the impairment expense at Jerritt Canyon during the prior quarter.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at June 30, 2023, the Company had cash and cash equivalents of $160.2 million, comprised primarily of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. With the exception of $1.6 million held in-trust for tax audits in Mexico, the Company's cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Working capital as at June 30, 2023 was $237.2 million compared to $202.9 million at December 31, 2022. Total available liquidity at June 30, 2023 was $361.8 million, including working capital and $124.6 million of undrawn revolving credit facility.

The following table summarizes the Company's cash flow activity during the year:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Cash flow
Cash generated by (used in) operating activities	$20,379	($13,253)	$15,709	($32,237)
Cash used in investing activities	(37,545)	(67,049)	(89,842)	(106,828)
Cash provided by financing activities	71,299	11,401	79,729	23,553
Increase (decrease) in cash and cash equivalents	$54,133	($68,901)	$5,596	($115,512)
Effect of exchange rate on cash and cash equivalents held in foreign currencies	1,326	(1,508)	3,201	(22)
Cash and cash equivalent reclassified as held for sale	—	(4,671)	—	(4,671)
Cash and cash equivalents, beginning of the period	104,776	192,801	151,438	237,926
Cash and cash equivalents, end of period	$160,235	$117,721	$160,235	$117,721

The Company’s cash flows from operating, investing and financing activities during the six months ended June 30, 2023 are summarized as follows:

First Majestic Silver Corp. 2023 Second Quarter Report	Page 25

•Cash generated by operating activities of $15.7 million, primarily due to:
•$48.7 million in cash flows from operating activities before movements in working capital and taxes;
net of:
•$20.1 million in income taxes paid during the period; and
•$13.0 million net change in non-cash working capital items during the period, including a $20.9 million increase in restricted cash, a $3.4 million increase in prepaid expenses, a $1.5 million decrease in income taxes payable and a $1.3 million decrease in trade payable, partially offset by a $3.3 million decrease in trade and other receivables, a $2.7 million decrease in value added tax ("VAT") receivables, a $5.0 million decrease in inventories.

•Cash used in investing activities of $89.8 million, primarily related to:
•$72.0 million spent on mine development and exploration activities;
•$14.8 million spent on purchase of property, plant and equipment; and
•$3.1 million spent on deposits on non-current assets.
•Cash provided by financing activities of $79.7 million, primarily consists of the following:
•$92.3 million of net proceeds from the issuance of shares through the ATM;
•$1.2 million of net proceeds from the exercise of stock options;
net of:
•$7.0 million for repayment of lease obligations;
•$3.1 million for the payment of dividends during the period; and
•$3.7 million payment of financing costs.

During the quarter ended June 30, 2023, the Company received $24.5 million (418.8 million MXN) related to value added tax filings. In connection with the Primero Empresa Minera, S.A. de C.V. ("PEM") tax ruling, the tax authority has frozen a PEM bank account with cumulative funds of $99.4 million as a guarantee against certain disputed tax assessments which are currently held within the Company's restricted cash accounts. This balance consists of VAT refunds that the Company has received which were previously withheld by the tax authority. The Company does not agree with Servicio de Administracion Tributaria's ("SAT") position and is challenging the freezing of the bank account through the relevant legal channels.

Current Restricted Cash includes $28.7 million related to an interest-bearing account with AIG (the "Commutation Account"). The Commutation Account principal plus interest earned on the principal is used to fund ongoing reclamation and mine closure obligations. The Company has elected to extinguish all rights under the policy releasing AIG from reclamation cost and financial assurance liabilities by replacing the policy with surety bonds on June 28, 2023. By releasing AIG from their liabilities they are required to return the remaining balance in the Jerritt Canyon Commutation Account. The NDEP and the USDA Forest Services ("USFS") have provided correspondence confirming their acceptance of the replacement surety bonds in the third quarter of 2023 therefore, the total of $28.7 million, has been re-classified to current restricted cash as of June 30, 2023. Upon receipt of these funds, the total current restricted cash balance of $28.7 million will be reclassified to cash and cash equivalents.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may from time to time adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 26

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at June 30, 2023 and December 31, 2022, the Company was fully in compliance with these covenants.

Contractual Obligations and Commitments

As at June 30, 2023, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$96,040	$96,040	$—	$—	$—
Debt facilities	259,744	3,104	26,209	230,431	—
Lease liabilities	44,274	16,772	22,260	4,347	895
Other liabilities	6,956	—	—	6,956	—
Purchase obligations and commitments	4,157	4,157	—	—	—
	$411,171	$120,073	$48,469	$241,734	$895

At June 30, 2023, the Company had a working capital of $237.2 million (December 2022 – $202.9 million) and total available liquidity of $361.8 million (December 2022 – $277.9 million), including $124.6 million (December 2022 - $75.0 million) of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at June 30, 2023, net VAT receivable was $42.2 million (December 31, 2022 - $44.9 million), of which $25.1 million (December 31, 2022 - $21.6 million) relates to Minera La Encantada S.A. de C.V. ("MLE") and $21.5 million (December 31, 2022 - $17.7 million) relates to PEM, offset by VAT payable balances.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the condensed consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 27

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian Dollar and the Mexican Peso against the U.S. Dollar is included in the table below:

	June 30, 2023
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Other financial assets	Trade and other payables	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$20,895	$—	$—	$1,968	($4,864)	$17,999	$1,800
Mexican peso	17,128	99,433	42,230	—	(57,223)	101,568	10,157
	$38,023	$99,433	$42,230	$1,968	($62,087)	$119,567	$11,957

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use long-term derivative instruments to hedge its commodity price risk to silver or gold.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		June 30, 2023
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in doré inventory	$1,200	$445	$1,645
	$1,200	$445	$1,645

Political and Country Risk
First Majestic currently conducts foreign operations in México and the United States, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, the conflict between Russia and Ukraine, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations, illegal mining operations by third parties on the Company's properties, labour unrest and surface access issues. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Estimation of Mineral Resources and Mineral Reserves, and Metal Recovery
There is a degree of uncertainty attributable to the estimation of Mineral Resources and Mineral Reserves (as defined in the Canadian Institute of Mining's Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines. Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices, exchange rates assumptions used, underground stability conditions, the ability to maintain constant underground access to all working areas, geological variability, mining methods assumptions used and operating cost escalation. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or dimensions of the geological structures may affect the economic viability of some or all of the Company’s mineral properties and may

First Majestic Silver Corp. 2023 Second Quarter Report	Page 28

have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been estimated on the basis of economic factors at the time of calculation, including commodity prices and operating costs; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be replicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Public Health Crises
Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events, such as the concern with COVID‐19. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics, or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets, and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

The Company's business could be materially adversely affected by the effects of the COVID‐19 pandemic. As of the date of this MD&A, the global spread of COVID‐19 appears to have stabilized. The Company has modified its measures to monitor, combat and manage the impact of COVID-19 at its operations. The Company also continues to provide sanitary support for the local communities in which it operates. Due to the potential for new variants of COVID-19, future disruptions to business internationally and related financial impact on the Company and the economy in general cannot be estimated with any degree of certainty at this time.

During 2022, the Company modified its preventative control measures. These measures include continuing education and, where appropriate, voluntary vaccination campaigns to avoid illnesses related to COVID-19, COVID-19 variants, and the seasonal flu. Monitoring of worker wellness or fitness for duty, as recommended by the Mexican, US and Canadian Governments health agencies, continues.

There is no guarantee that the Company will not experience disruptions to some of its active mining operations due to COVID-19 restrictions in the future. Any resurgence of COVID‐19 or the spread of other public health crises could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties, resulting in reduced production volumes. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely. Any such disruptions could have an adverse effect on the Company’s production, revenue, net income and business.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, waste disposal, hazardous substances and mine reclamation rules and permits. Although the Company makes provisions for environmental compliance and reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

On August 26, 2021, the NDEP issued 10 Notices of Alleged Violation (collectively the “NOAV”) that alleged the Company doing business as Jerritt Canyon Gold, LLC had violated various air permit conditions and regulations applicable to operations at the Jerritt Canyon in Elko County, Nevada. The NOAV are related to compliance with emission monitoring, testing, recordkeeping requirements, and emission and throughput limits.

The Company filed a Notice of Appeal on September 3, 2021, challenging the NOAV before the Nevada State Environmental Commission (“NSEC”). The Company raised various defenses to the NOAV, including that the Company is not liable for the

First Majestic Silver Corp. 2023 Second Quarter Report	Page 29

violations because it was never the owner/operator of Jerritt Canyon during the period the alleged violations began (on April 30, 2021, the Company acquired Jerritt Canyon Canada Ltd, which, through subsidiaries, owns and operates Jerritt Canyon). There is currently no hearing scheduled or any scheduling order in the matter, and the parties have yet to engage in discovery.

On March 8, 2022, NDEP issued an additional four Notices of Alleged Violations to Jerritt Canyon Gold, LLC for alleged exceedances and violations of an Air Quality Operating permit and Mercury Operating Permit to Construct. The new NOAVs relate to alleged exceedances of mercury emission limitations, exceedances of operating parameters, installation of equipment, and recordkeeping requirements. The Company filed a Request for Hearing with the Nevada State Environmental Commission on March 18, 2022, that challenged the bases for the alleged NOAVs and any potential penalties associated with the NOAVs. JCG and NDEP agreed to waive the 20-day hearing requirement for the NOAVs and the parties request that the NSEC withhold schedule a hearing for the NOAVs at this time. At this time the estimated amount cannot be reliably determined.

Climate Related Risks

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company’s operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include the following:
•Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce and products from the Company's operations to world markets.
•Extreme weather events (such as prolonged drought, flooding or freezing conditions) have the potential to disrupt operations at the Company’s mines and may require the Company to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.
•The Company’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Company’s operations may be reduced.
There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

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Title to Properties
The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate the Company’s title or claim to its various properties, however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Mining laws are continually developing and changes in such laws could materially impact the Company’s rights to its various properties or interests therein. The Company has obtained title insurance for its Jerritt Canyon Mine but there is a risk that such insurance could be insufficient, or the Company could not be successful in any claim against its insurer. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.

Primero Tax Rulings
When Primero, the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it assumed the obligations under a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary PEM to sell exclusively to Wheaton Precious Metals ("WPMI") up to 6 million ounces silver produced from the San Dimas Mine, and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.014 per ounce plus an annual increase of 1% (“PEM Realized Price”). In May 2018, the Old Stream Agreement was terminated between WPMI and STB in connection with the Company entering into a new stream agreement with WPMI concurrent with the acquisition of Primero by the Company.

In order to reflect the commercial terms and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on the PEM Realized Price instead of at spot market prices.

To obtain tax and legal assurance that the Mexican tax authority, Servicio de Administración Tributaria ("SAT") would accept the PEM Realized Price as the transfer price to calculate Mexican income taxes payable by PEM, a mutually binding Advance Pricing Agreement (“APA”) was entered into with the SAT for taxation years 2010 to 2014. On October 4, 2012, the SAT confirmed that based on the terms of the APA, the PEM Realized Price could be used as PEM’s basis for calculating taxes owed for the silver sold under the Old Stream Agreement.

In February 2015, the SAT filed a legal process seeking to retroactively nullify the APA.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $345.3 million (5,895 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $182.4 million (3,114 million MXN) (collectively, the "Reassessments"). In 2023, the SAT issued reassessments for the 2014 and 2015 tax years in the total amount of $374 million (6,331 million MXN) inclusive of interest, inflation, and penalties. The Company believes that the Reassessments fail to recognize the applicability of a valid transfer pricing methodology. The major items in the Reassessments include determination of revenue based on silver spot market prices, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in the Mexican legal proceedings, and also requested resolution of the transfer price dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP process contained in the three treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties. Furthermore, the Company continues to believe that the APA remains valid and legally binding on the SAT.

The Company continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties. Furthermore, as discussed further below, it has also made claims against Mexico under Chapter 11 of the North American Free Trade Agreement (“NAFTA”) for violation of its international law obligations.

Domestic Remedies

In September 2020, the Company was served with a decision of the Federal Court seeking to nullify the APA granted to

First Majestic Silver Corp. 2023 Second Quarter Report	Page 31

PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:
(i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii) SAT’s failure to request from PEM certain additional information before issuing the APA.

The Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. Since two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the appeal file and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. Both writs of certiorari were withdrawn in December 2022. The challenge filed by the Company has been returned to the Mexican Circuit Courts and a decision may be issued within the second half of 2023.

The Company, in addition to challenging the SAT’s actions in the Mexican courts, is also pursuing resolution of its dispute through Mexico’s Federal Taxpayer Defense Attorney's Office (known as “PRODECON”).

International Remedies

i. NAFTA APA Claim
On March 2, 2021, the Company submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, based on Chapter 11 of NAFTA. On March 31, 2021, the Notice of Registration of the Request for Arbitration was issued by the ICSID Secretariat. Once the NAFTA Arbitration Panel (the “Tribunal”) was fully constituted on August 20, 2021 by the appointment of all three panel members, the NAFTA Arbitration Proceedings (the “NAFTA Proceedings”) were deemed to have been fully commenced. The first session of the Tribunal was held by videoconference on September 24, 2021 to decide upon the procedural rules which will govern the NAFTA Proceedings. The Tribunal issued Procedural Order No. 1 on October 21, 2021. Thereafter, on April 26, 2022, the Company submitted its Claimant’s Memorial including expert reports and witness statements to the Tribunal, and on November 25, 2022, Mexico submitted its Counter-Memorial. On January 4, 2023, the Company submitted a Request for Provisional Measures (the “PM Request”) to the Tribunal. Following a reply that was filed by Mexico on February 16th, a hearing regarding the request took place on March 13th. On May 26th, the Tribunal made its decision on the PM Request, partially granting the provisional measures set out in the request. On June 15th, the Company requested Mexico to comply with the Tribunal’s decision, and in response, on June 19th, Mexico filed a Revocation Request against the decision.

Subsequent to the end of the quarter, on July 21st, the Company filed its response to Mexico’s Revocation Request. The Company is now waiting for the Tribunal to render its decision on Mexico’s request, and expects that such a decision will be rendered by the end of the year.

ii. NAFTA VAT Claim
On March 31, 2023, the Company filed a new Notice of Intent on its own behalf and on behalf of PEM under Chapter 11 of NAFTA to invite the Government of Mexico to engage in discussions to resolve the dispute regarding the ongoing denial of access to PEM’s VAT refunds ("NAFTA VAT Claim") within the stipulated 90-day consultation period. On June 29, 2023, the Company submitted its Request for Arbitration for the NAFTA VAT Claim to ICSID in order to preserve its legacy claim within NAFTA's applicable limitation period.

While the Company remains confident in its position with regards to its two NAFTA filings, it continues to engage the Government of Mexico in consultation discussions so as to amicably resolve these disputes.

If the SAT’s attempts to retroactively nullify the APA are successful, the SAT can be expected to enforce any Reassessments for 2010 through 2014 against PEM in respect of its sales of silver pursuant to the Old Stream Agreement. Such an outcome would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be approximately $301.1 million (5,141 million MXN), before taking into consideration interest or penalties.

Based on the Company’s consultation with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and, therefore, at this time no liability has been recognized in the financial statements.

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To the extent it is ultimately determined that the pricing for silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. and Corporacion First Majestic S.A. de C.V., the SAT issued tax assessments for fiscal 2013 for corporate income tax in the amount of $29.7 million (507 million MXN) including interest, inflation and penalties. In December 2022, the SAT issued tax assessments to Minera La Encantada, S.A. de C.V. for fiscal years 2014 and 2015 for corporate income tax in the amount of $18.4 million (313 million MXN) and $231.0 million (3,943 million MXN). The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

San Martin Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of Minera El Pilon S.A. de C.V. ("MEP"), the SAT issued tax assessments for fiscal 2014 and 2015 for corporate income tax in the total amount of $24.3 million (415 million MXN) including interest, inflation and penalties. The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MEP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

La Parrilla Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of First Majestic Plata S.A. de C.V. ("FMP"), the SAT issued tax assessment for fiscal 2014 for corporate income tax in the total amount of $25.6 million (438 million MXN) including interest, inflation and penalties. The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

First Silver litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”) in connection with a dispute between the Company and the Defendant and his private company involving a mine in México (the “Bolaños Mine”) as set out further below. The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $64.3 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. After many years of domestic Mexican litigation, the enforceability of the British Columbia judgment was finally recognized by the Mexican Supreme Court in a written judgment on November 11, 2022. The Company has commenced collection actions in Mexico against the Defendant’s assets and continues to seek recovery of the balance against one of the Defendant’s assets located in the United States. Nonetheless, there can be no guarantee that the remainder of the judgment amount will be collected. Therefore, as at June 30, 2023, the Company has not accrued any of the remaining $64.3 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

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Amendments to mining and other related laws in Mexico

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the "Decree"), which became effective on May 9, 2023.

The Decree amends the mining and water laws, including: i) the duration of the mining concession titles, ii) the process to obtain new mining concessions (through a public tender), iii) imposing conditions on water use and availability for the mining concessions, iv) the elimination of “free land and first applicant” scheme; iv) new social and environmental requirements in order to obtain and keep mining concessions, v) the authorization by the Ministry of Economy of any mining concession’s transfer, vi) new penalties and cancellation of mining concessions grounds due to non-compliance with the applicable laws, vii) the automatic dismissal of any application for new concessions, viii) new financial instruments or collaterals that should be provided to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments.

These amendments are expected to have an impact on our current and future exploration activities and operations in Mexico and the extent of such impact is yet to be determined but could be material for the Company.

On June 7, 2023, the Senators of the opposition parties (PRI, PAN and PRD) filed a constitutional action against the Decree, which is pending to be decided by Plenary of the Supreme Court of Justice. Additionally, during the second quarter of 2023, the Company filed amparo lawsuits, challenging the constitutionality of the Decree. Those amparo lawsuits are pending to be decided by the District Courts.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5,000,000 of the Company's issued and outstanding shares up to March 31, 2024. The normal course issuer bid will be carried out through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. All common shares, if any, purchased pursuant to the Share Repurchase will be cancelled. The Company believes that from time to time, the market price of its common shares may not fully reflect the underlying value of the Company's business and its future business prospects. The Company believes that at such times, the purchase of common shares would be in the best interest of the Company. During the six months ended June 30, 2023, the Company repurchased an aggregate of nil common shares (December 2022 - 100,000) at an average price of CDN $nil per share as part of the Share Repurchase Program (December 2022 - $8.52) for total proceeds of $nil million (December 2022 - $0.7 million), net of transaction costs.

Off-Balance Sheet Arrangements

At June 30, 2023, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

In July 2020, the Company completed the agreement with First Mining Gold Corp., to purchase 50% of the payable silver produced from the Springpole Gold Project for total consideration of $22.5 million in cash and shares, over three payments, for the silver stream which covers the life of the Springpole project. First Mining is a related party with two independent board members who are directors and/or officers of First Majestic.

With the exception of the agreement with First Mining Gold Corp., there were no transactions with related parties outside of the ordinary course of business during the six months ended June 30, 2023.

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Outstanding Share Data

As at August 2, 2023, the Company has 286,928,342 common shares issued and outstanding.

Senior Management Changes

In support of the reorganization and future growth of the Company, the Corporate Secretary and General Counsel positions were combined. These positions were held by two officers who are no longer with the Company. Samir Patel, LL.B., was appointed as the Company's General Counsel & Corporate Secretary, and an officer of the Company. Prior to joining First Majestic, Mr. Patel was General Counsel and Corporate Secretary of First Mining Gold Corp.

In addition, Exploration and Technical Services were combined under the leadership of Gonzalo Mercado, Vice President of Exploration and Technical Services, and Michael Deal has been appointed as Vice President of Metallurgy and Innovation.

SUBSEQUENT EVENTS

The following significant events occurred subsequent to June 30, 2023:

Declaration of Quarterly Dividend
On August 3, 2023, the Company's board of directors approved the declaration of its quarterly common share dividend of $0.0051 per share, payable on or after August 31, 2023, to common shareholders of record at the close of business on August 16, 2023. These dividends were declared subsequent to the quarter-end and have not been recognized as distributions to owners during the period ended June 30, 2023

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by the International Accounting Standards Board ("IASB") requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

For the Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2023, there were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company's annual MD&A as at and for the year ended December 31, 2022 and the following accounting policies, critical judgments and estimates in applying accounting policies:

Assets and liabilities held-for-sale
Accounting Policy
A non-current asset or disposal group of assets and liabilities ("disposal group") is classified as held-for-sale, if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, and when the following criteria are met:
(i) The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and
(ii) The sale of the non-current asset or disposal group is highly probable. For the sale to be highly probable:
•The appropriate level of management must be committed to a plan to sell the asset or disposal group;
•An active program to locate a buyer and complete the plan must have been initiated;
•The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;
•The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and

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•Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets and disposal groups are classified as held for sale from the date these criteria are met and are measured at the lower of the carrying amount and fair value less costs to sell ("FVLCTS"). If the FVLCTS is lower than the carrying amount, an impairment loss is recognized in net earnings. Upon classification as held for sale, non-current assets are no longer depreciated.

Significant estimates and judgements
In determining the probability of the sale being completed within a year, management has considered a number of factors including necessary approvals from management, the Board of Directors, regulators and shareholders.

Critical Judgements and Estimates
Investments in Associates and Joint Ventures

Judgement is needed to assess whether the Company’s interest in an investee meets the definition of having significant influence and therefore requires to be accounted for under the equity method.

In making a judgement of whether the Company has significant influence over the entity, management has evaluated the ownership percentage as well as other qualitative factors including but not limited to representation on the Board of Directors, participation in operational or financial policy-making processes, material transactions between the Company and the investee, interchange of managerial personnel, provision of technical information and the nature of potential voting rights.

As part of this assessment, management has considered that until such time that First Majestic holds less than 19.9% of the outstanding shares, the Company has agreed to vote in the manner recommended by the Board of Directors of Sierra Madre.

Based on the qualitative factors noted above, the restrictions imposed on voting rights, and the lack of rights to have or appoint members to the Board, the Company has determined that significant influence does not exist despite holding a 48% interest in Sierra Madre Gold and Silver Ltd. The Company began accounting for the shares received from Sierra Madre as an equity security at FVTOCI.

Impairment of non-current asset
Once an indicator of impairment is identified, significant judgement is required to determine the recoverable amounts of the Company's mining interests. Following the recent temporary suspension of operations at Jerritt Canyon, the Company has determined that there was an indicator of impairment. The Company determined that the value of the CGU can be estimated using the market approach, based on the implied value per in-situ ounce of the property, rather than from the future cash flows from continuing operations.

In estimating the fair value less costs of disposal ("FVLCD"), the Company took into account the consideration paid in recent transactions for comparable Companies and benchmarked the value per in-situ ounce at Jerritt Canyon against these transactions. The Company concluded that the resulting measurement is more representative of the fair value of the CGU in the circumstances existing at the end of the current period.

New and amended IFRS standards that are effective for the current year

In the current year, the Company has applied the below amendments to IFRS Standards and Interpretations issued by the IASB that were effective for annual periods that begin on or after January 1, 2023. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments—Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term "significant accounting policies" with "material accounting policy information." Accounting policy information is material if, when considered together with other information included in an entity’s financial

First Majestic Silver Corp. 2023 Second Quarter Report	Page 36

statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The International Accounting Standards Board ("IASB") has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments were applied effective January 1, 2023 and did not have a material impact on the Company's interim consolidated financial statements.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors—Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.”

The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard with the following clarifications:

• A change in accounting estimate that results from new information or new developments is not the correction of an error

• The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

The amendments were applied effective January 1, 2023 and did not have a material impact on the Company's interim consolidated financial statements.

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)
The amendments clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and decommissioning liabilities. The amendments were applied effective January 1, 2023 and did not have a material impact on the Company's interim consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective in the Current Period:

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. Management does not expect that the adoption of the Standards listed below will have a material impact on the financial statements of the Company in future periods, except if indicated.

Classification of Liabilities as Current or Non-Current with Covenants (Amendments to IAS 1)

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

In addition, the amendment requires entities to disclose information to enable users of the financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2024, with early application permitted. This amendment is not expected to have a material impact on the Company’s consolidated financial statements.

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Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to sale and leaseback transactions entered into after the date of initial application.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024 although earlier application is permitted. This amendment is not expected to have a material impact on the Company's consolidated financial statements.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per silver equivalents ounce”, "All-in sustaining cost per silver equivalent ounce", "All-in sustaining cost per gold ounce", “Production cost per tonne”, “Average realized silver price per silver equivalent ounce”, "Average realized gold price", "Adjusted net earnings", “Adjusted earnings per share”, “Free cash flow” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions, therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per AgEq Ounce, All-In Sustaining Cost per AgEq Ounce, All-In Sustaining Cost per Au Ounce, and Production Cost per Tonne

Cash costs per AgEq ounce and total production cost per tonne are non-GAAP performance measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, in conjunction with the related GAAP amounts. These metrics are widely reported in the mining industry as benchmarks for performance but do not have a standardized meaning and are disclosed in addition to IFRS measures. Management and investors use these metrics for comparing the costs against peers in the industry and for assessing the performance of each mine within the portfolio.

Management calculates the cash costs per ounce and production costs per tonne by:
•starting with the production costs (GAAP) from the income statement;
•adding back duties and royalties, smelting and refining costs as well as transportation and selling costs, which form a part of the cost of sales on the financial statements and provide a better representation of total costs incurred;
•cash costs are divided by the payable silver equivalent ounces produced; and
•production costs are divided by the total tonnes milled.

AISC is a non-GAAP performance measure and was calculated based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce and is useful for investors and management to assess the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations, in conjunction with related GAAP amounts. AISC helps investors to assess costs against peers in the industry and help management assess the performance of each mine within the portfolio in a standardized manner.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets,

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future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditure is defined as, "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production costs (GAAP measure) incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expenses, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new projects and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 39

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our condensed interim consolidated financial statements.

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended June 30, 2023
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$16,694	$9,395	$4,222	$2,040	$32,352
Milling cost	8,941	9,214	5,290	14,880	38,325
Indirect cost	13,794	4,891	3,512	1,132	23,329
Total production cost (A)	$39,430	$23,500	$13,024	$18,051	$94,005
Add: transportation and other selling cost	405	232	155	16	869
Add: smelting and refining cost	404	55	144	16	619
Add: environmental duty and royalties cost	365	2,026	255	148	2,794
Total cash cost (B)	$40,604	$25,813	$13,578	$18,231	$98,287
Workers’ participation	4,958	242	220	—	5,760
General and administrative expenses	—	—	—	—	11,284
Share-based payments	—	—	—	—	3,320
Accretion of decommissioning liabilities	418	293	306	—	1,017
Sustaining capital expenditures	7,309	4,190	957	105	12,976
Operating lease payments	164	1,604	870	—	3,093
All-In Sustaining Costs (C)	$53,453	$32,142	$15,931	$18,334	$135,737
Payable silver equivalent ounces produced (D)	3,364,067	1,785,988	803,400	352,860	6,306,315
Payable gold ounces produced (E)	N/A	N/A	N/A	4,360	N/A
Tonnes milled (F)	227,065	213,878	260,986	31,240	733,170

Cash cost per AgEq ounce (B/D)	$12.07	$14.45	$16.90	$51.66	$15.58
AISC per AgEq ounce (C/D)	$15.89	$18.00	$19.83	$51.96	$21.52
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$4,181	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$4,205	N/A
Production cost per tonne (A/F)	$173.62	$109.88	$49.91	$577.83	$128.21

First Majestic Silver Corp. 2023 Second Quarter Report	Page 40

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)		Three Months Ended June 30, 2022
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$11,785	$11,611	$3,683	$18,270	$45,348
Milling cost	8,550	8,237	5,284	12,696	34,767
Indirect cost	10,234	5,171	2,827	5,176	23,408
Total production cost (A)	$30,569	$25,019	$11,794	$36,141	$103,523
Add: transportation and other selling cost	405	267	136	53	915
Add: smelting and refining cost	331	116	187	23	657
Add: environmental duty and royalties cost	316	2,209	106	837	3,468
Total cash cost (B)	$31,621	$27,611	$12,223	$37,054	$108,563
Workers’ participation	3,619	1,392	(480)	—	4,531
General and administrative expenses	—	—	—	—	8,969
Share-based payments	—	—	—	—	2,986
Accretion of decommissioning liabilities	298	163	210	514	1,510
Sustaining capital expenditures	9,844	4,163	1,673	7,682	24,227
Operating lease payments	125	1,007	815	—	2,345
All-In Sustaining Costs (C)	$45,507	$34,336	$14,441	$45,250	$153,131
Payable silver equivalent ounces produced (D)	3,039,048	2,238,242	867,675	1,544,596	7,689,561
Payable gold ounces produced (E)	N/A	N/A	N/A	18,632	N/A
Tonnes milled (F)	197,102	228,487	264,555	213,647	903,791

Cash cost per AgEq ounce (B/D)	$10.41	$12.34	$14.09	$23.99	$14.12
AISC per AgEq ounce (C/D)	$14.97	$15.34	$16.65	$29.29	$19.91
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$1,989	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$2,429	N/A
Production cost per tonne (A/F)	$155.09	$109.50	$44.58	$169.16	$114.55

First Majestic Silver Corp. 2023 Second Quarter Report	Page 41

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Six Months Ended June 30, 2023
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$31,282	$17,797	$8,048	$26,838	$83,966
Milling cost	16,823	18,328	10,729	26,745	72,625
Indirect cost	25,843	10,082	6,800	5,252	47,977
Total production cost (A)	$73,947	$46,207	$25,578	$58,834	$204,566
Add: transportation and other selling cost	843	477	331	30	1,804
Add: smelting and refining cost	789	104	323	52	1,268
Add: environmental duty and royalties cost	742	4,106	361	780	5,989
Total cash cost (B)	$76,321	$50,894	$26,593	$59,696	$213,627
Workers’ participation	8,352	903	669	—	10,285
General and administrative expenses	—	—	—	—	19,342
Share-based payments	—	—	—	—	7,949
Accretion of decommissioning liabilities	815	573	598	514	2,500
Sustaining capital expenditures	15,859	8,733	1,991	7,994	34,999
Operating lease payments	349	2,955	1,747	—	5,884
All-In Sustaining Costs (C)	$101,696	$64,058	$31,598	$68,204	$294,586
Payable silver equivalent ounces produced (D)	6,652,193	3,888,166	1,643,779	1,732,930	13,917,068
Payable gold ounces produced (E)	N/A	N/A	N/A	20,685	N/A
Tonnes milled (F)	446,432	422,699	532,264	177,643	1,579,038

Cash cost per AgEq ounce (B/D)	$11.47	$13.09	$16.18	$34.45	$15.35
AISC per AgEq ounce (C/D)	$15.29	$16.48	$19.22	$39.36	$21.17
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$2,886	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$3,297	N/A
Production cost per tonne (A/F)	$165.64	$109.31	$48.05	$331.19	$129.55

First Majestic Silver Corp. 2023 Second Quarter Report	Page 42

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Six Months Ended June 30, 2022
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$22,682	$21,902	$6,776	$45,463	$96,824
Milling cost	14,708	15,466	9,516	23,029	62,719
Indirect cost	21,235	10,136	5,856	10,694	47,921
Total production cost (A)	$58,626	$47,504	$22,149	$79,187	$207,466
Add: transportation and other selling cost	511	377	222	66	1,284
Add: smelting and refining cost	721	216	325	39	1,301
Add: environmental duty and royalties cost	697	3,688	183	1,670	6,238
Total cash cost (B)	$60,555	$51,785	$22,879	$80,962	$216,289
Workers’ participation	6,018	2,223	(1,000)	—	7,241
General and administrative expenses	—	—	—	—	18,850
Share-based payments	—	—	—	—	7,808
Accretion of decommissioning liabilities	590	322	419	1,027	3,017
Sustaining capital expenditures	18,023	8,354	3,261	14,783	45,672
Operating lease payments	241	2,076	1,625	—	4,724
All-In Sustaining Costs (C)	$85,427	$64,760	$27,184	$96,772	$303,601
Payable silver equivalent ounces produced (D)	6,114,098	4,104,111	1,516,738	3,163,376	14,898,323
Payable gold ounces produced (E)	N/A	N/A	N/A	39,339	N/A
Tonnes milled (F)	392,402	430,398	514,462	443,648	1,780,909

Cash cost per AgEq ounce (B/D)	$9.90	$12.62	$15.08	$25.59	$14.52
AISC per AgEq ounce (C/D)	$13.97	$15.78	$17.92	$30.59	$20.38
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$2,058	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$2,460	N/A
Production cost per tonne (A/F)	$149.40	$110.37	$43.05	$178.49	$116.50

First Majestic Silver Corp. 2023 Second Quarter Report	Page 43

Average Realized Silver Price per Silver Equivalent Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized silver price is a non-GAAP performance measure that allows management and investors to assess the Company's ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Gross revenues are divided into payable silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues as reported	$146,693	$159,442	$303,644	$316,281
Add back: smelting and refining charges	617	656	1,267	1,301
Gross revenues	147,310	160,098	304,911	317,582
Less: Sandstorm gold revenues	(99)	(408)	(504)	(699)
Less: Wheaton gold revenues	(7,131)	(6,630)	(13,782)	(12,855)
Gross revenues, excluding Sandstorm, Wheaton (A)	$140,079	$153,060	$290,625	$304,028

Payable silver equivalent ounces sold	6,123,091	7,359,045	13,934,728	14,559,149
Less: Payable silver equivalent ounces sold to Sandstorm	(17,644)	(73,311)	(92,632)	(121,425)
Less: Payable silver equivalent ounces sold to Wheaton	(490,104)	(889,941)	(1,377,805)	(1,676,335)
Payable silver equivalent ounces sold, excluding Sandstorm and Wheaton (B)	5,615,343	6,395,794	12,464,291	12,761,388

Average realized silver price per silver equivalent ounce (A/B)	$24.95	$23.93	$23.32	$23.82
Average market price per ounce of silver per COMEX	$24.20	$22.63	$23.38	$23.34

First Majestic Silver Corp. 2023 Second Quarter Report	Page 44

Average Realized Gold Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized gold price is a non-GAAP performance measure that allows management and investors to assess the Company's ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Silver revenues are deducted from the reportable revenue for the period in order to arrive at the gold revenue for the period. Gross gold revenues are divided into gold ounces sold to calculate the average realized price per ounce of gold sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Gross revenue, excluding Sandstorm, Wheaton	$140,079	$153,060	$290,625	$304,028
Less: Silver revenues	66,912	62,089	127,977	124,245
Gross gold revenues, excluding Sandstorm, Wheaton (A)	$73,166	$90,970	$162,648	$179,783

Gold ounces sold	50,460	59,697	109,647	117,912
Less: Gold ounces sold to Wheaton	11,354	10,633	22,005	20,703
Less: Gold ounces sold to Sandstorm	210	864	1,066	1,484
Gold ounces sold, excluding Sandstorm and Wheaton (B)	38,896	48,200	86,576	95,725

Average realized gold price per ounce (A/B)	$1,881	$1,887	$1,879	$1,878
Average market price per ounce of gold	$1,977	$1,872	$1,934	$1,873

Free Cash Flow

Free cash flow is a non-GAAP liquidity measure which is determined based on operating cash flows less sustaining capital expenditures. Management uses free cash flow as a critical measure in the evaluation of liquidity in conjunction with related GAAP amounts. It also uses the measure when considering available cash, including for decision-making purposes related to dividends and discretionary investments. Further, it helps management, the Board of Directors and investors evaluate a Company's ability to generate liquidity from operating activities.

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Operating cash flows	$20,379	($13,253)	$15,709	($32,237)
Less: Sustaining capital expenditures	12,976	24,227	34,999	45,672
Free cash flow	$7,403	($37,480)	($19,290)	($77,909)

First Majestic Silver Corp. 2023 Second Quarter Report	Page 45

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” which is a non-GAAP measure, to supplement earnings per share (GAAP) information in its condensed interim consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses adjusted earnings per share as a critical measure of operating performance in conjunction with the related GAAP amounts. The only items considered in the adjusted earnings-per-share calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expenses.

Adjusted earnings per share is used for forecasting, operational and strategic decision making, evaluating current Company and management performance, and calculating financial covenants. Management believes that excluding certain non-cash and non-recurring items from the calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

To calculate adjusted earnings per share, management adjusts from net earnings (GAAP), the per-share impact, net of the tax effects of adjustments, of the following:
•share based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or non-recurring losses and gains.

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s condensed interim consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net (loss) earnings as reported	($17,534)	($84,050)	($118,194)	($76,765)
Adjustments for non-cash or unusual items:
Tax settlement	—	21,340	—	21,340
Impairment (reversal) of non-current assets	—	(7,585)	125,200	(7,585)
Deferred income tax (recovery) expense	(10,346)	53,262	(56,373)	30,036
Loss from investment in marketable securities	150	3,303	934	3,849
Loss on divestiture of mining interest	—	—	1,378	—
Share-based payments	3,320	2,986	7,949	7,808
Standby Costs	8,360	—	13,437	—
Abnormal costs (1)	—	3,117	—	3,117
Write-down on assets held-for-sale	7,229	—	7,229	—
Write-down of mineral inventory	3,348	1,941	13,869	6,353
Adjusted net loss	($5,473)	($5,686)	($4,571)	($11,847)
Weighted average number of shares on issue - basic	280,993,803	262,680,950	277,625,669	261,447,267
Adjusted EPS	($0.02)	($0.02)	($0.02)	($0.05)
(1) Abnormal costs includes $3.1 million in costs that were incurred during the second quarter of 2022 as a result of marginal ore material that was processed to keep the mill running at minimum feed requirements to perform government mandated air compliance test work at the Jerritt Canyon Gold mine.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 46

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	June 30, 2023	December 31, 2022
Current Assets	$362,800	$370,289
Less: Current Liabilities	(125,606)	(167,399)
Working Capital	$237,194	$202,890
Available Undrawn Revolving Credit Facility	124,640	75,000
Available Liquidity	$361,834	$277,890

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of June 30, 2023, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•     provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;
•provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s condensed interim consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's management evaluated the effectiveness of our internal controls over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our internal controls over financial reporting was effective as of June 30, 2023. There have been no significant changes in our internal controls during the quarter ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 47

Limitations of Controls and Procedures

The Company’s management, including the President and CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; interpretation of drill results and other technical data; anticipated development, expansion, exploration activities and production rates and mine plans and mine life; the security situation at the San Martin mine; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; the restarting of operations or potential interim plans at the Company's temporarily suspended and/or non-operating mines; suspension of processing activities at Jerritt Canyon; decommissioning activities at Jerritt Canyon; anticipated reclamation and decommissioning activities; conversion of mineral resources to proven and probable mineral reserves; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the implementation and effect of cost reduction initiatives; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; viability of the Company’s projects; potential metal recovery rates; completion of the sale of the Company's La Parrilla mine; payment of dividends; the impact of amendments to accounting policies; effectiveness of internal controls and procedures; statements with respect to the recovery of value added tax receivables and the tax regime in México; the conduct or outcome of outstanding litigation, regulatory proceedings, negotiations or proceedings under NAFTA or other claims; expectations regarding the continuing effect of the COVID‐19 pandemic on the Company's operations, the global economy and the market for the Company's products. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: global economic conditions including public health threats, the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating commodity prices, fluctuating currency exchange rates, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, uninsured risks, defects in title, availability and costs of materials and equipment, climate change events including, but not limited to, drought conditions, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, actual performance of facilities, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations, availability of time on court calendars in Canada

First Majestic Silver Corp. 2023 Second Quarter Report	Page 48

and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant's assets to satisfy the judgment amount and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources

National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators, lays out the standards of disclosure for mineral projects. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Gonzalo Mercado, Vice President of Exploration and Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR+ at www.sedarplus.ca.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States issuers. Accordingly, the disclosure in this Management’s Discussion and Analysis regarding our mineral properties is not comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2022, is available on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2023 Second Quarter Report	Page 49